Exhibit 12

Hornbeck Offshore Services, Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,						Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2004	2004	2005
Fixed charges:
Interest expense	7,524	15,478	16,646	16,207	18,523	17,698	13,890	8,550
Capitalized interest	1,628	365	3,075	3,867	2,734	3,004	1,900	2,900

Total fixed charges	9,152	15,843	19,721	20,074	21,257	20,702	15,790	11,450

Pre-tax income	(1,393)	(2,974)	12,756	18,786	18,048	(3,803)	12,055	35,284
Interest expense	7,524	15,478	16,646	16,207	18,523	17,698	13,890	8,550

Earnings	6,131	12,504	29,402	34,993	36,571	13,895	25,945	43,834

Ratio of earnings to fixed charges (1)(2)	—	—	1.5x	1.7x	1.7x	—	1.64	3.83

(1)	Calculated as earnings divided by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest whether expensed or capitalized and amortization of loan costs. In fiscal years 1999, 2000 and 2004 our earnings were insufficient to cover fixed charges by approximately $3.0 million, $3.3 million and $6.8 million, respectively.
(2)	If we adjust earnings to exclude the impact of loss on the early extinguishment of debt incurred in the 2001, 2004 and nine months ended September 30, 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.64x and 1.76x for the years ended December 31, 2001 and 2004, respectively, and 3.98 for the nine months ended September 30, 2005.